UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FanFood, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 1, 2016

Physical address of issuer
20 W Kinzie, 17th Floor, Chicago, IL 60654

Website of issuer
www.fanfoodapp.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW, Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFE Units sold by the issuer in in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$300,000.00

Deadline to reach the target offering amount
February 12, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
Four (4) full time employees and seven (7) part time consultants.
4 – Overseas Developers (independent contractors)

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$73,882	N/A
Cash & Cash Equivalents	$24,806	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$83,581	N/A
Revenues/Sales	$1,458	N/A
Cost of Goods Sold	$969	N/A
Taxes Paid	$0.00	N/A
Net Income	-$28,259	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 18, 2017

FORM C

Up to $300,000.00

FanFood, Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by FanFood, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $300,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). At the conclusion of the Offering, the Intermediary will receive a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. In addition, the Intermediary will be entitled to receive a number of Crowd SAFE Units of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFE Units sold by the issuer in in the Offering.

	Price to Purchasers	Service Fees and Commissions (1) (2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$300,000.00	$21,000.00	$279,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) The Intermediary will receive a cash fee consisting of a 7% (seven percent) commission. In addition, the Intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFE Units sold by the issuer in in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.fanfoodapp.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 18, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF

REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes

that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than May 31, 2018.

Once posted, the annual report may be found on the Company's website at: www.fanfoodapp.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Exhibits

This Form C is supplemented by the Company's financial statements attached as <u>Exhibit A</u>, the Company Summary attached as <u>Exhibit B</u>, the Subscription Agreement attached as <u>Exhibit C</u>, the form of Crowd SAFE (Simple Agreement for Future Equity) attached as <u>Exhibit D</u>, the Company Pitch Deck attached as <u>Exhibit E</u>, and the Video Transcription attached as <u>Exhibit F</u>.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

FanFood, Inc. (the "Company") is a Delaware Corporation, formed on February 1, 2016.

The Company is located at 20 W Kinzie, 17th Floor, Chicago, IL 60654.

The Company's website is www.fanfoodapp.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
FanFood is a mobile concession platform that allows fans anywhere to order concessions and have them prepared for express pickup or in-seat delivery. We provide the technology to stadiums and partnered foodservice vendors. We charge an installation, convenience fee, and revenue share for our services, which our clients (stadiums and other live venues) pay after each event.

The Offering

Minimum amount of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	50,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity) Units	300,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)	300,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 12, 2018
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on February 1, 2016. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company. Additional risks and difficulties include our ability to:

- Accurately forecast our revenues and plan our operating expenses;
- Increase the number of and retain existing venues / stadiums and active fans on our platform;
- Successfully compete with the traditional concession stand process, along with other companies that are currently in, or may in the future enter, the business off allowing fans to skip lines at live events by having concessions delivered to their seat or picked-up via express line;
- Successfully expand our business in existing markets and enter new markets;
- Successfully provide stadium delivery services in a cost-efficient manner;
- Adapt to rapidly evolving trends in the ways consumers and businesses interact with technology;
- Avoid interruptions or disruptions in our service;
- Develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and products;
- Hire, integrate and retain talented sales, customer service, technology and other personnel; and
- Effectively manage rapid growth in our personnel and operations.

If the demand for ordering food online and through mobile applications does not develop as we expect, or if we fail to address the needs of restaurants or diners, our business will be harmed. We may not be able to successfully address these risks and difficulties, which could harm our business and results of operations.

If we fail to retain our existing stadiums and fans or to acquire new stadiums and fans in a cost-effective manner, our revenue may decrease and our business may be harmed.
We believe that growth of our business and revenue is dependent upon our ability to continue to grow our two-sided network in existing geographic markets by retaining our existing stadiums and fans and adding new stadiums and fans. The increase in stadiums attracts more fans to our platform and the increase in fans attracts more stadiums. In addition, although we believe that many of our new stadiums and fans originate from word-of-mouth and other non-paid referrals from existing stadiums and fans, we also expect to continue to spend to acquire additional stadiums and fans. We cannot assure you that the revenue from the restaurants and diners we acquire will ultimately exceed the cost of acquisition.

While a key part of our business strategy is to add stadiums and fans in our existing geographic markets, to a lesser degree, we may also expand our operations into new geographic markets. In doing so, we may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets may place us in unfamiliar competitive environments and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years or at all.

We rely on stadiums and foodservice partners in our network for many aspects of our business, and any failure by them to maintain their service levels could harm our business.
We rely upon stadiums in our network to provide quality food to our active fans on a timely basis. If these stadiums experience difficulty servicing diner demand, producing quality food, providing timely delivery and good service or meeting our other requirements or standards, our reputation and brand could be damaged. In addition, if stadiums in our network were to cease operations, temporarily or permanently, face financial distress or other business disruption, or if

our relationships with stadiums in our network deteriorate, we may not be able to provide fans with in-stadium choices. This risk is more pronounced in markets where we have fewer restaurants. In addition, if we are unsuccessful in choosing or finding popular restaurants, if we fail to negotiate satisfactory pricing terms with such restaurants or if we ineffectively manage these relationships, it could harm our business and results of operations.

We make the stadium and fan experience our highest priority. Our dedication to making decisions based primarily on the best interests of stadiums and fans may cause us to forego short-term opportunities, which could impact our profitability.

We base many of our decisions upon the best interests of the stadiums and fans who use our platform. We believe that this approach has been essential to our success in increasing our growth rate and the frequency with which stadiums and fans use our platform. We believe that it is our responsibility to make our fans happy. In the past, we have foregone, and we may in the future forego, certain expansion or revenue opportunities that we do not believe are in the best interests of our stadiums and fans, even if such decisions negatively impact our business or results of operations in the short term. Our focus on making decisions based primarily on the interests of the stadiums and fans who use our platform may not result in the long-term benefits that we expect, and our business and results of operations may be harmed.

Our management team has limited experience in the foodservice / technology industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of our technology platform may become competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our potential competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved technology and thus may be better equipped than us to develop and commercialize a concession technology platform. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our potential competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our technology platform will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.

In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store data, including intellectual property, our proprietary business information and that of our customers, in our data centers and on our networks. The secure processing, maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing and maintenance of this information is critical to our operations, and we devote significant resources to protecting our information by leveraging a secure third-party payment processor, Stripe. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We compete primarily with the traditional offline ordering process and adherence to this traditional ordering method and pressure from existing and new companies that offer online ordering could harm our business and results of operations.

We primarily compete with the traditional offline ordering process used by the vast majority of stadiums and fans. Changing traditional ordering habits is difficult and if stadiums and fans do not embrace the transition to online food ordering as we expect, our business and results of operations could be harmed.

In addition to the traditional takeout ordering process, we compete with other online food ordering businesses that have their own online ordering platforms, point of sale companies and concession delivery services. Our current and future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater market share in certain markets and larger existing user bases in certain markets and substantially greater financial, technical and other resources than we have. Greater financial resources and product development capabilities may allow these competitors to respond more quickly to new or emerging technologies and changes in stadiums and fans requirements that may render our products less attractive or obsolete. Large Internet and POS companies with substantial resources, users and brand power have also entered our market and compete with us.

Furthermore, independent stadiums could determine that it is more cost effective to develop their own platforms to permit online takeout orders rather than use our service.

If we lose existing stadiums or fans in our network, fail to attract new stadiums or fans or are forced to reduce our commission percentage or make pricing concessions as a result of increased competition, our business and results of operations could be harmed.

If we do not continue to innovate and provide useful products or if our introduced products do not perform or are not adopted by restaurants in accordance with our expectations, we may not remain competitive and our business and results of operations could suffer.

- Our success depends in part on our ability to continue to innovate. To remain competitive, we must continuously enhance and improve the functionality and features of our platform, including our websites and mobile applications. The Internet and the online commerce industry are rapidly changing and becoming more competitive. If competitors introduce new products embodying new technologies, or if new industry standards and practices emerge, our existing websites, technology and mobile applications may become obsolete. Our future success could depend on our ability to:
- enhance our existing products and develop new products;
- persuade stadiums to adopt our new technologies and products in a timely manner; and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our platform, which includes our mobile applications, websites and other technologies entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt to emerging industry standards. If we face material delays in introducing new or enhanced products or if our recently introduced products do not perform in accordance with our expectations, the stadiums and fans in our network may forego the use of our products in favor of those of our competitors.

We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.
Our results of operations could vary significantly from quarter to quarter and year-to-year because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

- our ability to attract new stadiums and fans and retain existing stadiums and fans in our network in a cost effective manner;
- our ability to accurately forecast revenue and appropriately plan our expenses;
- the effects of changes in search engine placement and prominence;
- our ability to successfully expand in existing markets and successfully enter new markets;
- the impact of worldwide economic conditions, including the resulting effect on concession spending at live events;
- the seasonality of our business, including the effect of sports seasons and seasonal patterns in weather;
- the success of our sales and marketing efforts;
- costs associated with defending claims, including intellectual property infringement

claims and related judgments or settlements;
- the attraction and retention of qualified employees and key personnel;
- the effectiveness of our internal controls;

The loss of key senior management personnel could harm our business and future prospects.
We depend on our senior management and other key personnel. We may not be able to retain the services of any of our senior management or other key personnel. Although we have employment agreements with our key senior management personnel, their employment is at-will and they could leave at any time. The loss of any of our executive officers or other key employees could harm our business and future prospects.

We depend on talented personnel to grow and operate our business, and if we are unable to hire, retain, manage and motivate our personnel, or if our new personnel do not perform as we anticipate, we may not be able to grow effectively.

Our future success will depend upon our ability to continue to identify, hire, develop, motivate and retain talented personnel. We may not be able to retain the services of any of our employees or other members of senior management in the future. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute our plans and strategies, our business and results of operations could be harmed.

Our growth strategy also depends on our ability to expand our organization by attracting and hiring high-quality personnel. Identifying, attracting, recruiting, training, integrating, managing and motivating talented individuals will require significant time, expense and attention.

Competition for talent is intense, particularly in technology driven industries such as ours. If we are not able to effectively recruit and retain our talent, our business and our ability to achieve our strategic objectives would be harmed.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and

before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services,

goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Risks Related to the Securities

The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE (Simple Agreement for Future Equity). Because the Units of Crowd SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 98.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
FanFood is a mobile concession platform that allow fans anywhere to order concessions and have them prepared for express pickup or delivery. We provide the technology to stadiums and partnered foodservice vendors. We charge an installation, convenience fee, and revenue share for our services which our clients (stadiums and other live venues) pay after each event.

Business Plan
The Company intends to focus its efforts during the next 12 months on the following:

- On-boarding 50 venues spread out across multiple sports and seasons to help achieve consistent monthly revenue streams and establish a diverse portfolio of live-entertainment venues; and

- Increasing marketing to drive customer orders in those respective areas.

Additionally, the Company plans to build two new applications, a waiter app and a web application, and make additional technology enhancements, all which are expected to be available in Q2 2018. A majority of the proceeds from this Offering will be used to develop the new features and market the two new applications.

- **Waiter application**: In-venue marketers will be able to place and process concession orders on behalf of customers already waiting in line and direct them back to their seat or to an express pick-up line to receive their concessions.

- **Web application**: Fans at live events can elect to purchase concessions via an ecommerce website without downloading the FanFood mobile application.

- **Technology enhancements**: Future builds that will allow FanFood to integrate with theaters and add advertisement opportunities, payment APIs, backend operational logic, data analytics, and customer insight.

There can be no assurances, however, that we will be able to successfully build out our business or develop our planned new apps and enhancements.

For additional information about our business and plan for growth, see the Offering Content Summary attached hereto as Exhibit B.

History of the Business

We were organized as a Delaware corporation in February 2016 and commercially launched our products in May 2017.

- Since launching in May 2017, over 13,000 fans have downloaded and utilized the FanFood app
- During the 2017 Formula 1 (F1) Grand Prix event at the Circuit of the Americas in Austin, Texas, FanFood generated over $40,000 in revenue in three days
- Onboarded multiple venues, including one Major League Soccer stadium (Avaya Stadium, home of the San Jose Quake), one raceway (Circuit of the Americas), one minor league baseball stadium (Principal Park, home of the Iowa Cubs), two golf courses (Jimmy Clay and Roy Kizer golf courses through Golf ATX), and two music venues (Austin 360 and Seven Flags Event Center)

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile Ordering App	Free app currently available on the iOS and Android app stores that enable fans to purchase food and beverage at select venues. Purchased products can either be delivered in-seat or picked-up via express line.	Fans at a live event
Admin Portal	Backend queue portal that fulfills fans orders. Venue manager can add inventory, stores, items, prices, generate reports, and view data	Foodservice vendors / Stadiums

	analytics in real-time.	
Runner App	Fulfillment app that allows "runners" to deliver products to fans seat.	Fans at a live event

The Company re-sells third-party concessions in most of its major markets directly to consumers through its mobile ordering app. The company sells its technology platform directly to stadiums and foodservice vendors through its direct sales force. FanFood can provide 100% of the staffing necessary to execute its product offering. First, it partners with the stadium, working with their marketing department to craft the right message to get fans to sign up. Then the Company works directly with the concession vendors that supply the food offering to set up the queue management system and provide the needed staffing requirements. FanFood's mobile ordering platform is available for a wide range of venues, from stadiums to state fairs. Stadiums and other live venues often don't have the ability or time to meet increased demands of fans (e.g. shortage of staff to function as runner). The Company will work directly with these venues to tailor its offering to make sure the needs of the fans are met.

Competition
The Company's primary competitors are VenueNext, Tapin2, and Bypass Mobile.

We foresee potential significant competition from many well-established companies that compete directly and indirectly with us with respect to food delivery, technology, location, and funding. We compete with other software service apps and existing white-labeled solutions. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors have greater name recognition than we do. Our success depends on the popularity of our brand and the experience we offer our guests.

Customer Base

Our customers are live-entertainment operators who seek to provide a premium experience for their customers as well as fans who prefer the convenience of not waiting in concession stand lines.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87244896	FanFood, Inc.	DON'T MISS THE BIG PLAY	November 22, 2016	October 3, 2017	United States

Company Licenses in Place

Licensor	Licensee	Description of Rights Granted	Termination Date
FanFood, Inc.	RS3 at Austin360 & Circuit of Americas	In consideration of payment of the fees as set out below, during the Term of this Agreement, FanFood grants Customer a non-exclusive, non-transferable, subscription to the FanFood Product, all as expressly limited herein. This Agreement does not grant Customer any rights to, or in, patents, copyrights, database rights, trade secrets, trade names, trademarks (whether registered or unregistered), or any other rights or licenses with respect to the FanFood Product. Customer further agrees that it will not: (a) attempt to copy, modify, duplicate, create derivative works from, mirror, republish, download, display, transmit, distribute, or in any way emulate all or any portion of the FanFood Product in any form or media or by any means without any prior consent of FanFood; (b) attempt to reverse compile, disassemble, reverse engineer or otherwise reduce to human-perceivable form all or any part of any computer code used by FanFood to provide the FanFood Product; (c) access all or any part of any website, software, source code or computer code used by FanFood to provide the FanFood Product in order to build a product or service that competes with the Services; or (d) use or allow the transmission, transfer, export, re-export or other transfer of any Services, Software, or technology or information it obtains or learns pursuant to this Agreement.	April 19, 2019
FanFood, Inc.	Spectra Foodservice	In consideration of payment of the fees as set out below, during the Term of this Agreement, FanFood grants Customer a non-exclusive, non-transferable, subscription to the FanFood Product, all as expressly limited herein. This Agreement does not grant Customer any rights to, or in, patents, copyrights, database rights, trade secrets, trade names, trademarks (whether registered or unregistered), or any other rights or licenses with respect to the FanFood Product. Customer further agrees that it will not: (a) attempt to copy, modify, duplicate, create derivative works from, mirror, republish, download, display, transmit, distribute, or in any way emulate all or any portion of the FanFood Product in any form or media or by any means without any prior consent	August 18, 2019

Licensor	Licensee	Description of Rights Granted	Termination Date
		of FanFood; (b) attempt to reverse compile, disassemble, reverse engineer or otherwise reduce to human-perceivable form all or any part of any computer code used by FanFood to provide the FanFood Product; (c) access all or any part of any website, software, source code or computer code used by FanFood to provide the FanFood Product in order to build a product or service that competes with the Services; or (d) use or allow the transmission, transfer, export, re-export or other transfer of any Services, Software, or technology or information it obtains or learns pursuant to this Agreement.	

Depending on the contract, FanFood charges a "convenience fee" and/or "revenue share of net sales" for express pick-up and in-seat ordering options. Customer is responsible for credit card fees.

Governmental/Regulatory Approval and Compliance
We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the internet and e-commerce. Existing and future laws and regulations may impede the growth of the internet, e- commerce or other online services, and increase the cost of providing online services. These regulations and laws may cover sweepstakes, taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the internet and e-commerce. Unfavorable resolution of these issues may harm our business and results of operations.

Litigation
None

Other
The Company's principal address is 20 W Kinzie, 17th Floor, Chicago, IL 60654

The Company conducts business in Texas, California, and Iowa, and Illinois.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	Amount if Minimum Raise	% of Minimum Proceeds Raised	Amount if Maximum Raised	% of Maximum Proceeds Raised
Intermediary Fees	$3,500.00	7.00%	$21,000.00	7.00%
Legal Fees	$1,000	2.00%	$1,000	0.33%
Advancements to Technology Platform	$16,000.00	32.00%	$100,000.00	33.33%
Market Activation	$16,000.00	32.00%	$100,000.00	33.33%
Operations	$6,000.00	12.00%	$30,000.00	10.00%
General Working Capital	$2,500.00	5.00%	$19,000.00	6.34%
Travel	$3,500.00	7.00%	$20,000.00	6.67%
Sales	$1,500.00	3.00%	$9,000.00	3.00%
Total	**$50,000**	**100.00%**	**$300,000**	**100.00%**

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds. In the event that FanFood recognizes an opportunity beyond the current product roadmap, the Company may alter use of funds to realize the opportunity.

In October 2017, the Company announced plans to build a server app, web application, and make additional technology enhancements, which are expected to be available in Q2 of 2018. A majority of the proceeds of the Offering will be used to develop the new technology and market the two builds.

- **Server application**: In-venue marketers can place and process concession orders on behalf of the customers waiting in line and direct them back to their seat or to an express pick-up line in order to receive concessions

- **Web application**: Fans at live-events can elect to purchase concessions via e-commerce website without downloading the FanFood mobile application

- **Technology Enhancements**: Feature builds that allow us to integrate with theaters, add advertisement opportunities, payment APIs, operational logic into backend, and data analytics

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Carson Goodale

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, February 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Carson brings a Veteran mindset and leadership experience to help execute and navigate the challenging environment of running a startup. At FanFood, he has built strategic partnerships as well as developed and optimized the business model and go-to-market strategy. Carson graduated from the University of Iowa, Tippie College of Business with a B.B.A in Finance and is a Commissioned Officer into the United States Army. Since October 2012, he has been a Detachment Commander in 376th Financial Management Support Unit in the Army Reserves, where he is responsible for the safety, training, discipline, combat/unit readiness, and morale of 25 Soldiers.

Name
Will Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, February 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Will is graduating from the University of Iowa December 2017 with degrees in Entrepreneurial Management and Sport and Recreational Management. He has experience working in entrepreneurial environments, having worked with legal and marketing departments with a focus on operations. As COO his responsibilities include daily operations, business development, logistics, market analysis, as well as strategically planning for long-term growth and monetization.

Name
Elijah Doetsch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Marketing Officer, February 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Elijah graduated from the University of Iowa in 2017 with a degree in Business Economics. During college, he wrote freelance statistical articles for Fox Sports and worked at the Chicago Board Options Exchange. In 2017, he transitioned to CFO, after serving as the company's Chief Marketing Officer since inception. As CFO, Elijah primarily focuses on high level budgeting, resource allocation, and accounting.

Name
Dustin Hemesath

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, February 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
For 13 years, Dustin has worked in leadership roles in retail, operations, and B2B sales. Over the past 5 years, he concentrated on building startups through the lean startup model. At FanFood, he is focused on building sound operations and sales processes. Dustin has a bachelor's degree from Iowa State University.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Carson Goodale

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, February 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Carson brings a Veteran mindset and leadership experience to help execute and navigate the challenging environment of running a startup. At FanFood, he has built strategic partnerships as well as developed and optimized the business model and go-to-market strategy. Carson

graduated from the University of Iowa, Tippie College of Business with a B.B.A in Finance and is a Commissioned Officer into the United States Army. Since October 2012, he has been a Detachment Commander in 376th Financial Management Support Unit in the Army Reserves, where he is responsible for the safety, training, discipline, combat/unit readiness, and morale of 25 Soldiers.

Name
Grant Goodale

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, February 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
AegonUSA, System Architect, 2000 - Present

Grant has over 20 years of experience working as software engineer and systems architect with world-class teams in both the startup and corporate environments. He successfully built and exited two software companies within the past decade. His ability to effectively manage the product life cycle and the fast-paced startup environment allows him to focus on building the right technology for the FanFood and its customers. Grant has a bachelor's degree in Computer Science from the University of Iowa.

Name
Will Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, February 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Will is graduating from the University of Iowa December 2017 with degrees in Entrepreneurial Management and Sport and Recreational Management. He has experience working in entrepreneurial environments, having worked with legal and marketing departments with a focus on operations. As COO his responsibilities include daily operations, business development, logistics, market analysis, as well as strategically planning for long-term growth and monetization.

Name
Elijah Doetsch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Financial Officer, February 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Elijah graduated from the University of Iowa in 2017 with a degree in Business Economics. During college, he wrote freelance statistical articles for Fox Sports and worked at the Chicago Board Options Exchange. In 2017, he transitioned to CFO, after serving as the company's Chief Marketing Officer since inception. As CFO, Elijah primarily focuses on high level budgeting, resource allocation, and accounting.

Name
Dustin Hemesath

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, February 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
For 13 years, Dustin has worked in leadership roles in retail, operations, and B2B sales. Over the past 5 years, he concentrated on building startups through the lean startup model. At FanFood, he is focused on building sound operations and sales processes. Dustin has a bachelor's degree from Iowa State University.

Name
Brad Curry

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Commercial Officer, February 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-founder, Sharebiz Partners, October 2010 - Present

Brad has spent the better part of two decades in strategic B2B sales with a focus on long sales cycles and complex contracting. His ability to bring multiple parties to the table to create win/win scenarios for all involved has allowed him to develop a successful career in sales and business development.

Name
Alexa Lemmo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of Operations, February 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Legacy Marketing Partners, Brand Marketing Specialist, August 2012 - Present

Alexa has over 10 years of experience in business operations, staffing, account management, and experiential marketing. She spent the last four years scaling startups as they experienced hyper-growth. As Director of Sales at FanFood, she spends her time managing existing client relationships, building new partnerships and sponsorships, and aligning the company vision with business operations.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has four (4) full time employees and seven (7) part time consultants.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	183,674
Voting Rights	One vote per shareholder
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd Safe Units issued pursuant to Regulation CF	Crowd SAFE Units have no right to vote. Accordingly, holders of common stock may vote on matters that affect the company and the value of the Crowd SAFE Units.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Family & Friends Notes
Amount outstanding	$211,080.50
Interest rate and payment schedule	8% interest rate. The outstanding principal amount of these convertible notes along with accrued interest are due and payable on June 13th, 2019, unless converted.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 13, 2019
Other material terms	In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $750,000 (including the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity

	Securities at a conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $2,000,000.00 divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes). The conversion shall be on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

Type of debt	Convertible Notes
Name of creditor	Angel Note #1
Amount outstanding	$46,102.21
Interest rate and payment schedule	8% interest rate. The outstanding principal amount of these convertible notes along with accrued interest are due and payable on March 5, 2019, unless converted.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	March 5, 2019
Other material terms	In the event that the Company issues and sells Shares to investors in a Qualified Equity Financing (the "Investors") on or before the date of the repayment in full of this Note, then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Lender into such Shares at a conversion price equal to the lesser of (i) the Purchase Price (85% of the price per share paid by the investors in a Qualified Equity Financing) or (ii) the price equal to the quotient of $4,500,000.00 divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Equity Financing (assuming full conversion or

exercise of all convertible and exercisable securities then outstanding other than this Note and Notes issued pursuant to this offering). The conversion shall be on the same terms and conditions as given to the investors in the Qualified Equity Financing. Any unpaid accrued interest on this Note shall be converted into Shares on the same terms as the principal of the Notes. A "Qualified Equity Financing" is an equity financing pursuant to which the Company sells shares of its stock with an aggregate raise amount of not less than $750,000 (including the conversion of this Note and any other debt) (or such lesser amount as the Lender may approve in writing) with the principal purpose of raising capital.

Type of debt	Convertible Notes
Name of creditor	Angel Note #2
Amount outstanding	$45,000.00
Interest rate and payment schedule	8% interest rate. The outstanding principal amount of these convertible notes along with accrued interest are due and payable on August 1, 2018, unless converted.
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	August 1, 2018
Other material terms	In the event that the Company issues and sells Shares to investors in a Qualified Equity Financing (the "Investors") on or before the date of the repayment in full of this Note, then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Lender into such Shares at a conversion price equal to the lesser of (i) the Purchase Price (80% of the price per share paid by the investors in a Qualified Equity Financing) or (ii) the price equal to the quotient of $5,000,000.00 divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to

	the initial closing of the Qualified Equity Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than this Note and Notes issued pursuant to this offering). The conversion shall be on the same terms and conditions as given to the investors in the Qualified Equity Financing. Any unpaid accrued interest on this Note shall be converted into Shares on the same terms as the principal of the Notes. A "Qualified Equity Financing" is an equity financing pursuant to which the Company sells shares of its stock with an aggregate raise amount of not less than $200,000 (including this Note) (or such lesser amount as the Lender may approve in writing) with the principal purpose of raising capital.

The Company has conducted the following prior securities offerings:

Security Type	Money Raised	Use of Proceeds	Offering Dates	Exemption from Registration Used or Public Offering
Convertible Notes (Friends and Family)	$211,080.50	Working capital	September 2016 to June 2017	'33 Act, Section 4(a)(2)
Convertible Notes (Angel round)	$91,102.00	Working capital	September 2017 to October 2017	Regulation D, Rule 506(b)

Valuation
The Securities being sold in this Offering are Simple Agreements for Future Equity. The Securities (collectively, "SAFEs") may convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing. There are several ways to value a company such as liquidation value, book value, and earnings approach, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people:
- Carson Goodale (CEO) - 24.5%
- Elijah Doetsch (CFO) - 24.5%

- William Anderson (COO) - 24.5%
- Dustin Hemesath (CSO) - 24.5%
- Grant Goodale (CTO) - 2%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Carson Goodale	24.5%
Dustin Hemesath	24.5%
William Anderson	24.5%
Elijah Doetsch	24.5%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Since May 2017, the date of its official launch, the Company has generated nearly $100,000 in revenue from live events, including $40,000 in revenues generated at the 2017 Formula 1 (F1) Grand Prix event at the Circuit of the Americas. The Company generated minimal revenue in 2016 (~$450) through its pilot program prior to its 2017 launch.

In 2016, the Company's total expenses were approximately $13,400, and its net operating loss was approximately $8,950. For 2017, through October, the Company had approximately $247,000 in total expenses, including cost of goods sold (~$99,000) and total operating expenses (~$148,000). In 2017, marketing (~$54,000) and general and administrative expenses (~$49,000) were the largest operating expenses. The Company's net operating loss for 2017, through October 2017, totaled $121,636.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following:

- On-boarding 50 venues spread out across multiple sports and seasons to help achieve consistent monthly revenue streams and establish a diverse portfolio of live-entertainment venues; and

- Increasing marketing to drive customer orders in those respective areas.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity. As of the date of this Form C, we had approximately $65,000.00 in cash on hand, which will be augmented by the net Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 300,000 Crowd SAFE (Simple Agreement for Future Equity) Units for up to $300,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 12, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $300,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material

change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFE Units sold by the issuer in in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 1,000,000 shares of common stock, par value $0.0001 per share, of which 183,674 common shares will be issued and outstanding.

See "*Capitalization and Ownership*" above for more information.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $3,000,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $3,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $3,000,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

None.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Carson Goodale
(Signature)

Carson Goodale
(Name)

CEO / Cofounder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Will Anderson
(Signature)

Will Anderson
(Name)

Chief Operating Officer
(Title)

(Date)

/s/Dustin Hemesath
(Signature)

Dustin Hemesath
(Name)

President
(Title)

(Date)

/s/Carson Goodale
_____
(Signature)

Carson Goodale
_____
(Name)

Chief Executive Officer
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Content Summary
Exhibit C   Subscription Agreement
Exhibit D   Form of Crowd SAFE
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements



FanFood, Inc.

Financial Statements

(With Independent Accountants' Review Report Thereon)

January 31, 2017



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
FanFood, Inc.:

We have reviewed the accompanying financial statements of FanFood, Inc. (the "Company"), which comprise the balance sheet as of January 31, 2017, and the related statements of operations, changes in stockholders' deficit and cash flows for the period from January 27, 2016 ("Inception") through January 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that FanFood, Inc. may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should FanFood, Inc. be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
December 15, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

FanFood, Inc.
Balance Sheet
January 31, 2017
(unaudited)

Assets

Cash and cash equivalents	$	24,806
Current assets		24,806
Property and equipment, net		49,076
Total assets	$	73,882

Liabilities and Stockholders' Deficit

Current liabilities

Accrued expenses	$	1,969
Total current liabilities		1,969

Long-term liabilities

Related party convertible notes payable		83,581
Total liabilities		85,550
Commitments and contingencies		-

Stockholders' Deficit

Common stock, $0.0001 par value; 1,000,000 shares authorized, 183,674 shares issued and outstanding as of January 31, 2017	18
Additional paid-in capital	16,573
Accumulated deficit	(28,259)
Total stockholders' deficit	(11,668)

Total liabilities and stockholders' deficit	$	73,882

See accompanying notes to the financial statements and the independent accountants' review report.

Statement of Operations

For the period from Inception (January 27, 2016) through January 31, 2017

(unaudited)

Revenues	$	1,458
Cost of revenues		969
Gross margin		489
Operating expenses:		
Payroll and related		1,000
Marketing		5,613
Travel		1,064
Professional fees		7,175
Depreciation		9,834
Other general and administrative		2,093
Total operating expenses		26,779
Loss from operations		(26,290)
Other expense:		
Interest expense		(1,969)
Total other expense		(1,969)
Loss before income taxes		(28,259)
Income tax expense		-
Net loss	$	(28,259)

See accompanying notes to the financial statements and the independent accountants' review report.


FanFood, Inc.

Statement of Stockholders' Deficit

For the period from Inception (January 27, 2016) through January 31, 2017

(unaudited)


	Common stock		Additional	Accumulated	
	Shares	**Amount**	**Paid-in Capital**	**Deficit**	**Total**
Balances at Inception (January 27, 2016)	- $	- $	- $	- $	-
Issuance of common stock	183,674	18	16,573	-	16,591
Net loss	-	-	-	(28,259)	(28,259)
Balances at January 31, 2017	183,674 $	18 $	16,573 $	(28,259) $	(11,668)

See accompanying notes to the financial statements and the independent accountants' review report.

FanFood, Inc.
Statement of Cash Flows
For the period from Inception (January 27, 2016) through January 31, 2017
(unaudited)

Cash flows from operating activities:		
Net loss	$	(28,259)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		9,834
Changes in operating assets and liabilities:		
Accrued expenses		1,969
Net cash used in operating activities		(16,456)
Cash flows from investing activities:		
Purchase of property and equipment		(58,910)
Net cash used in investing activities		(58,910)
Cash flows from financing activities:		
Issuance of common stock		16,591
Proceeds from issuance of related party convertible notes		83,581
Net cash provided by financing activities		100,172
Net increase in cash and cash equivalents		24,806
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	24,806
Supplemental disclosure of cash flow information:		
Interest paid during the year	$	-
Income taxes paid during the year	$	-

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

FanFood, Inc. ("the Company") was incorporated under the laws of the state of Delaware on January 27, 2016 ("Inception").

The Company operates a mobile concession platform that allows fans to skip lines at sporting events by ordering concessions directly from their smartphones.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis. The Company's prospects are subject to the risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate profits and/or obtain financing sufficient to meet current and future obligation. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
The Company recognizes when persuasive evidence of an arrangement exists, service has been delivered, the sales price is fixed and determinable and collectability is reasonably assured.

Note 3 - Significant Accounting Policies (continued)

Property and equipment
Property and equipment consist principally of software. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of three years for the depreciable assets.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized.

Cost of sales
Cost of sales consists of the web hosting service for the Company's platform.

Marketing and advertising costs
The Company expenses marketing and advertising costs as incurred.

Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federally insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
The Company has evaluated subsequent events through the date of the Independent Accountants' Review Report, the date the financial statements were available to be issued.

Note 3 - Significant Accounting Policies (continued)

Recent accounting pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Property and Equipment

Property and equipment consists of the following at January 31, 2017.

Software	$	58,910
Less accumulated depreciation		(9,834)
Total	$	49,076

The Company recorded depreciation expense of $9,834 as of January 31, 2017.

Note 5 – Related Party Convertible Notes Payable

From September to November 2016, the Company entered into several convertible notes payable with the founders of the Company and their family members (the "Notes") each with fixed terms. The following table presents the components of the Notes as of January 31, 2017:

Type	Interest Rate	Maturity		Amount
Convertible promissory note	8.0% per annum	12/22/2018	$	16,000
Convertible promissory note	8.0% per annum	1/13/2019		20,612
Convertible promissory note	8.0% per annum	6/13/2019		5,000
Convertible promissory note	8.0% per annum	6/13/2019		1,000
Convertible promissory note	8.0% per annum	6/13/2019		10,000
Convertible promissory note	8.0% per annum	6/13/2019		5,000
Convertible promissory note	8.0% per annum	6/13/2019		1,100
Convertible promissory note	8.0% per annum	6/13/2019		2,000
Convertible promissory note	8.0% per annum	6/13/2019		1,000
Convertible promissory note	8.0% per annum	6/13/2019		1,000
Convertible promissory note	8.0% per annum	6/13/2019		1,000
Convertible promissory note	8.0% per annum	6/13/2019		1,000
Convertible promissory note	8.0% per annum	6/13/2019		1,000
Convertible promissory note	8.0% per annum	6/13/2019		1,000
Convertible promissory note	8.0% per annum	6/13/2019		1,000
Convertible promissory note	8.0% per annum	6/13/2019		5,000
Convertible promissory note	8.0% per annum	6/13/2019		2,000
Convertible promissory note	8.0% per annum	6/13/2019		5,000
Convertible promissory note	8.0% per annum	6/13/2019		1,000
Convertible promissory note	8.0% per annum	6/13/2019		2,869
Total Notes			$	83,581

Note 5 – Related Party Convertible Notes Payable (continued)

All the outstanding principal balance and any unpaid accrued interest on the Notes is convertible into common units of the Company at maturity unless a qualified equity financing occurs prior to maturity. At maturity, the principal balance will automatically convert into common units of the Company at a capped unit price which is equal to the quotient obtained by dividing the outstanding principal balance and any unpaid accrued interest by the aggregate number of outstanding shares of the Company's common stock as of the maturity date.

In the event of a qualified equity financing prior to maturity, all the outstanding principal balance and any unpaid accrued interest of the Notes is convertible into common units of the Company at a conversion price equal to 85% of the per share price paid by the investors. In the event of a conversion as a result of a qualified equity financing, the note holders will receive a conversion price discount of 15%. The Company has not recorded a beneficial conversion feature for the conversion price discount because of the uncertainty related to any financing occurring prior to the maturity date of the Notes.

Note 6 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 7 – Common Stock

The Company is authorized to issue 1,000,000 shares of $0.0001 par value common stock. During 2016, the Company issued 3,674 common shares, which were still outstanding at January 31, 2017.

In 2016, the Company entered into a restricted stock purchase agreement with four of the founders. The Company agreed to sell to the founders 180,000 shares of common stock at a purchase price of $0.0001 per share. The new shareholders have all the rights of a stockholder of the Company with respect to the purchased shares. The holders of the 180,000 units of shares are restricted from selling the shares until the shares are fully vested in June 2020.

The holders of the common stock are entitled to one vote for each share of common stock held of record by such holder on all matters requiring stockholder votes.

Note 8 – Subsequent Events

On October 8, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $300,000 of financial interests through a financing agreement to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

In March 2017, the Company issued a convertible note payable to a founder of the Company for $70,000. The note bears interest at 8% and matures in March 2020.

From March through June 2017, the Company issued additional convertible notes payable for $57,5000. The notes bear interest at 8% and mature in March 2020.

EXHIBIT B
Offering Content Summary



Company: FanFood

Market: Mobile technology

Product: Mobile concession platform that allows eventgoers at any venue to order concessions and have them prepared for express pickup or delivery

Company Highlights

- Since launching in May 2017, over 13,000 fans have downloaded and utilized the FanFood app
- During the 2017 Formula 1 (F1) Grand Prix event at the Circuit of the Americas in Austin, Texas, FanFood generated over $40,000 in revenue in three days
- Onboarded multiple venues, including one Major League Soccer stadium (Avaya Stadium, home of the San Jose Quake), one raceway (Circuit of the Americas), one minor league baseball stadium (Principal Park, home of the Iowa Cubs), two golf courses (Jimmy Clay and Roy Kizer golf courses through Golf ATX), and two music venues (Austin 360 and Seven Flags Event Center)

Onboarded Venues



COMPANY SUMMARY

Opportunity

FanFood enhances the fan experience by allowing fans to watch more of the action and never miss the big play because they were stuck in long concession stand lines. FanFood makes it possible for sports fans, concertgoers, and anyone attending a live event to have food and beverages delivered directly to their seat. Fans can also choose to skip the entire line by ordering ahead and picking up their concessions via express line pick-up. With an easy-to-use mobile concession ordering platform and express delivery or pickup options, FanFood not only helps fans but also helps venue owners improve their business:

- **Improve wait times**: FanFood enables quick ordering, express pickup lines, and delivery directly to the fan's location, decreasing the amount of time fans spend out of their seats and waiting in lines.

- **Increase sales**: In 2016, 45% of fans said they left a long line at concessions at least once in the past year.[i]

- **Enhance fan experience**: A better user experience encourages fans to consume more and increases the likelihood they will make future ticket purchases and generate positive feedback that may lead to new customers.

- **Alleviate congestion**: Streamline and control concession flow through FanFood's delivery and logistic enhancements, reducing and/or eliminating long concession stand lines.

- **Get better concession data**: Learn what items are being ordered most often for delivery or via quick grab-and-go pickup; test different menu items for how well they move through a mobile process versus through the traditional concession lines.

Product

Fans can download the FanFood mobile app for free, which is available for iOS and Android devices. Once a user downloads and signs up they can browse menu items, choose whether to have their order available for pickup in an express line or have their order delivered to their seat, and add multiple selections to a cart. Users then pay directly from their smartphone via Stripe.



Log In
Log in with Facebook
– or –
email
password
log in

No SIM
10:53 AM
Not Charging
FANFOOD
Gem Wind
Test Venue
Section: d Row: c Seat: c
Change Venue
Change Seat
Start New Order
Order History
Settings
Logout
Sign up to deliver
Choose Venue
Test Venue
This is venue for testing
1871
FanFood 2.0 Launch Party
Circuit of the Americas
Austin 360

iPhone
4:21PM
100%
West Entrance Concessions
Food
Drinks
Combos
Cheeseburger
1/4 lbs Cheeseburger topped with smoked bacon, american cheese, lettuce, and tomato on a kaiser bun.
$8.00
Chicken Sandwich
Grilled piece of tender chicken on a sesame seed bun with lettuce, tomato, pickle and mayonasse
$8.50
Hot Dog
Classic ballpark frank with fries and classic mustard.
$3.50
Cheese Nachos
Crisp flour tortilla chips covered in hot, melted cheese.
$5.00
Pizza Slice
Slice of New York style pizza with pepperoni, sausage, or just cheese.
$4.00
Wings
Buffalo Chicken wings grilled to perfection.

Orders are processed through FanFood's proprietary fulfillment technology that communicates directly with the concession vendor. FanFood also provides order tracking so users are notified every step of the way. While it varies based on the venue, FanFood's average order delivery time has been roughly five minutes. Venues can also provide fans with real-time push notifications for discounts, specials, and more.

The FanFood mobile admin platform is the backend queue management system that fulfills fans' orders. Venue managers can add inventory, customize menus and prices, generate reports, and view data analytics. Vendors can send out real-time messages to guests on the status of orders or send push notifications on specials and sale items. At the end of every game, managers can download reports that identify sales insights, product performance, and other key metrics.


Galesburg High School
John Smith
Orders
Products
Stores
User Administration
My Profile
Total Revenue for Today
Order No
Status
Being Prepared
Product Name
Hot Dog
Customer Name
Store Name
Football Stadium
Search
Total Revenue for Today: $3822.75
Export to CSV
Order No
Product Name
Price
Customer Name
Store Name
Time & Date of Order
Status
Actions
268426 Candy Water $3.25 Aaron Thomas Football Stadium 5:51 PM 8/13/16 Picked Up
268427 Ice Cream Pizza Water $5.50 Keith Simmerling Football Stadium 5:51 PM 8/13/16 Being Prepared Picked Up
268428 Hamburger Cheeseburger 2 Waters $12.00 Nancy Rogers Football Stadium 5:52 PM 8/13/16 Being Prepared Picked Up
268429 2 Hot Dogs Nachos 3 Soft Drinks $9.25 Frank Johnson Football Stadium 5:54 PM 8/13/16 Being Prepared Picked Up
268430 Pizza Water Candy $7.50 Nick Jones Football Stadium 5:55 PM 8/13/16 Ordered Being Prepared Picked Up
1 2 3

FanFood also provides a fulfillment app that helps "runners" deliver products to fans' seats. Runners can be provided directly by FanFood. Stadiums and other live events often don't have the ability or time to meet increased concession demand (e.g. shortage of staff to function as runners). FanFood will work directly with these venues to tailor its offering to make sure fans' needs are met.


RUNNER APP
ORDER FULFILLMENT MANAGEMENT
DELIVERY STATUS UPDATES
ORDER HISTORY FOR RUNNERS
Kinnick Stadium
all orders
my orders
Order #12345
grab
Order #12346
grab
Order #12347
grab
Order #12348
grab
Order #12348
grab
No more orders
Order #12345
James B.
Jan 7th at 4:15 p.m.
West Entrance Concession:
Cheeseburger
Cheese Nachos
Deliver to:
James B.
Sec: 107
Row: 53
Seat: 3
call customer
Completed Pick Up >>

FanFood's mobile ordering platform is available for a wide range of venues, from stadiums to state fairs.


High Schools


Collegiate Stadiums


Professional Stadiums


Theaters


State Fairs


Concert Venues

Use of Proceeds and Product Roadmap

In October 2017, the company announced plans to build a waiter app, web application, and make additional technology enhancements, all which are expected to be available in Q2 2018. A majority of the proceeds from this offering will be used to develop the new features and market the two new applications.

- **Waiter application**: In-venue marketers will be able to place and process concession orders on behalf of customers already waiting in line and direct them back to their seat or to an express pick-up line to receive their concessions.

- **Web application**: Fans at live events can elect to purchase concessions via an ecommerce website without downloading the FanFood mobile application.

- **Technology enhancements**: Future builds that will allow FanFood to integrate with theaters and add advertisement opportunities, payment APIs, backend operational logic, data analytics, and customer insight.

Business Model

FanFood partners with the venue, working with the marketing department to craft the right message to get fans to sign up. Then the company works directly with concession vendors to set up the queue management system and provide the necessary staffing requirements. FanFood can elect to provide 100% of the staffing necessary to execute its product offering by hiring temporary staff to function as runners.

Primary: revenue share and convenience fee

On an average concession order of $20, FanFood generates roughly $5 per order:

- **Convenience fee**: $2 to $4, depending on the method of order (express pickup vs. in-seat delivery). This fee will be incorporated into the price of each menu item.
- **Revenue share**: 10% to 20%, depending on what additional services FanFood provides to venue (e.g. marketing, runners, etc.).

Secondary: installation revenue and sponsorship opportunities

The installation fees will cover the annual onboarding costs associated with capital, marketing signage, and software on an annual basis:

- **Installation costs**: Depending on the venue size and requirements (e.g. iPads required to operate order fulfillment, in-venue sign up tents and signage, and food inventory), projected installation revenue is between $1,000 to $15,000 per year.
- **Sponsorships**: FanFood will work with existing venue sponsors to provide on-site and digital co-branding activation opportunities.

USER TRACTION

The FanFood platform launched in May 2017. Since then, over 13,000 fans have downloaded and utilized the FanFood app. The company has also onboarded multiple venues, one Major League Soccer stadium (Avaya Stadium, home of the San Jose Quake), one raceway (Circuit of the Americas), one minor league baseball stadium (Principal Park, home of the Iowa Cubs), two golf courses (Jimmy Clay and Roy Kizer golf courses through Golf ATX), and two music venues (Austin 360 and Seven Flags Event Center). Its two biggest clients are Avaya Stadium and the Circuit of the Americas.









Since May 2017, FanFood has generated nearly $100,000 in revenue from live events. Of note, the company operated at the 2017 Formula 1 (F1) Grand Prix event at the Circuit of the Americas, where it generated over $40,000 over three days. FanFood generated minor revenue for its fiscal year 2016 (~$1,458), mostly from its pilot before its official launch this year.



Note: monthly financials have not been audited or subject to financial review

For fiscal year 2016, the company's operating expenses totaled $26,779. Year to date as of October 2017, the company had approximately $247,000 in total expenses, including cost of goods sold (~$99,000) and total operating expenses (~$148,000). Marketing (~$54,000) and general and administrative expenses (~$49,000) were the largest operating expenses.



Note: monthly financials have not been audited or subject to financial review

Year to date as of October 2017, FanFood had a net operating loss of $121,636. For its fiscal year 2016, its net operating loss was roughly $28,259. As of October 2017, the company had roughly $54,000 in cash assets.



Net Operating Income
$0
($5,000)
($10,000)
($15,000)
($20,000)
($25,000)
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017
Jun 2017
Jul 2017
Aug 2017
Sep 2017
Oct 2017

Note: monthly financials have not been audited or subject to financial review

INDUSTRY AND MARKET ANALYSIS

Every year, millions of fans attend sports games in the U.S. The National Football League (NFL) attracted the highest average attendance in North America in the 2016-2017 season with an average of 69,487 fans attending each game. A total of 17.79 million fans attended a regular season NFL game, an increase from 17.26 million in 2015. Other sports also drew large audiences. On average, 30,013 fans attended a Major League Baseball (MLB) game, and a total of 73.16 million fans attended games during the most recent regular season. Major League Soccer (MLS) has also seen increased attendance with an average of 21,692 attending soccer games during the 2016-2017 season.[ii]

Surveys have shown that concessions sales are one of the most influential factors on a fan's experience. A 2016 survey released by Oracle Hospitality showed that 45% of sports fans have abandoned concession lines at least once in the last year because of long lines. Furthermore, out of the fans who infrequently or had never grabbed food at the stadium, 36% cited the speed of service for their decision not to buy the concessions. U.S. fans, on average, said they would spend an additional $20 for food and beverages if wait times were cut in half, representing a 42% increase the typical amount spent per person per game. According to the study, the average concession wait time in the U.S. was 30 minutes, and the average amount spent on concessions per person per game was $47.[iii]



% OF FANS WHO DID NOT BUY FOOD OR BEVERAGE IN LAST 12 MONTHS DUE TO NOT WANTING TO MISS GAME
34.35%
49.29%
43.56%
23.88%
37.37%
30.85%
29.63%
44.14%
Australia
Brazil
China
France
Germany
Japan
UK
US

Source: *The Fan Experience: Changing the Game with Food and Beverage*, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016

The Oracle study, which surveyed more than 3,500 sports fans in eight countries, also found that 64% of fans said they would "probably" or "definitely" use in-seat ordering if offered.[iv] "Mobile technologies have paved the way for a more personalized, engaging event experience…," said Mike Compitello, Director of Global Sports and Entertainment Infrastructure Services for IBM Global Technology Services.[v] Mobile technology has been leveraged by many live venue operators over the past few years to enhance the fan experience. However, many fans still don't have access to or are unaware of in-seat mobile ordering. Only 6.65% of fans surveyed by Oracle said they were currently using in-seat ordering, though an overwhelming majority of fans indicated interest in using the technology.[vi]


FEW FANS ARE ALREADY USING
IN-SEAT ORDERING
ALREADY USE
WOULD USE, BUT DON'T CURRENTLY
US 9% 62%
UK 2% 52%
JAPAN 1% 46%
GERMANY 2% 55%
FRANCE 2% 55%
CHINA 20% 70%
BRAZIL 4% 68%
AUSTRALIA 2% 56%

Source: The Fan Experience: Changing the Game with Food and Beverage, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016

COMPETITORS

Tapin2: Founded in 2011, Tapin2 is a mobile ordering platform that helps improve concessions and merchandise revenue at live events. SmartVenue is a platform powered by Tapin2 that retrofits live event locations into mobile-ready facilities without the burden of large upfront costs. The mobile marketplace allows for pre-ordering, in-seat delivery, and express pick up for customers. The system also provides inventory tracking and real-time analytics to benefit vendors.[vii] The Customer Mobile App and Software Development Kit (SDK) integrates the ordering capabilities directly into an enterprise's existing mobile app. Tapin2 has built systems to order and deliver concessions via mobile app in sections at the Cleveland Cavaliers' Quicken Loans Arena, for club seat sections at the Cincinnati Bengals' Paul Brown Stadium,[viii] and for MLS' LA Galaxy at the StubHub Center.[ix]

VenueNext: Founded in 2014, VenueNext provides a cloud-hosted platform that powers a broad range of applications for venues, including delivery services, content, and communications for guests and employees. Its context-aware mobile app, available for iOS and Android, can reconfigure based on the guest's location as well as on the type of event, such as a show, concert, or game. It helps connect and interoperate many systems guests access directly from the app (e.g. wayfinding, loyalty programs, food ordering, etc.). When the San Francisco 49ers opened Levi's Stadium in 2014, VenueNext helped them create an application that holds ticketing data and allows for merchandise, food, and beverage ordering and delivery.[x] Other clients include Yankee Stadium, Churchill Downs, the Minnesota Vikings' U.S. Bank Stadium, the Dallas Cowboys' AT&T Stadium, Belmont Park & Saratoga Springs, and the San Jose Sharks' SAP Center.[xi] In 2015, VenueNext raised $9 million in Series A funding with participation from Causeway Media Partners, Live Nation, and Twitter Ventures.[xii] In October 2016, the

company announced it had received $15 million in Series B funding led by Causeway Media partners and joined by Compass Group and Sharks Sports & Entertainment.[xiii]

Qkr!: Qkr! allows users to securely order and pay for food and drinks and split bills with friends. Qkr uses MasterPass, MasterCard's secure digital wallet solution that accepts MasterCard, Visa, American Express, and Discover cards. The app has been used at sporting events including golf competitions The Open Championship and The Arnold Palmer Invitational and theh South American football tournament Copa América.[xiv] Qkr! is already live in Australia, Colombia, Mexico, and the U.K. In early 2017, MasterCard announced plans to launch the app in additional markets, including Brazil, Canada, Ireland, Singapore, South Africa, and the U.S.[xv]

Bypass Mobile: Founded in 2010, Bypass Mobile provides point-of-sale and commerce technology for over 300 sports and entertainment venues seeking to make the concessions systems more efficient.[xvi] Bypass Mobile provides a range of solutions, such as mobile ordering, back office management tools, point-of-sale registers, self-service kiosks, and data analytics. In 2010, it initially launched with a smartphone application that allowed fans to order and pay for concessions from their seats for a $0.99 convenience fee. In this beginning stage, Bypass Mobile worked with customers like the Round Rock Express, MLB's Texas Rangers, the Dallas Stars and Phoenix Coyotes from the National Hockey League (NHL) and the National Basketball Association's (NBA) Dallas Mavericks. In 2012, it shifted its business model away from a consumer-facing mobile app towards vendor software that works with computer tablets. In 2015, Bypass raised $5.5 million in funding from Cypress Growth Capital.[xvii]

SeatServe: Founded in 2014, SeatServe is an end-to-end solution for stadium concessions through which fans can order food, beverages, and merchandise from their smartphone and get it delivered directly to their seat. For vendors, SeatServe provides mobile devices for back-end order fulfillment and wayfinding devices to help servers bring orders to the customers. SeatServe also creates marketing solutions that include real-time active-response push notifications for food sales and merchandising discounts. Its primary business model is to offer its platform for free to stadiums and then take $2 to $8 per order depending on the type of event and the amount of goods being delivered. For smaller businesses and international venues, SeatServe plans to offer a SaaS solution where it charges $2 per seat per season to the stadium.[xviii]

EXECUTIVE TEAM



Carson Goodale, Co-founder and Chief Executive Officer: Carson brings a veteran mindset and leadership experience to help execute and navigate the challenging environment of running a startup. At FanFood, he has built strategic partnerships as well as developed and optimized the business model and go-to-market strategy. Carson graduated from the University of Iowa, Tippie College of Business with a BBA in Finance and is a Commissioned Officer in the United States Army. As a Detachment Commander in the 376th Financial Management Support Unit in the Army Reserves, Carson is responsible for the safety, training, discipline, combat/unit readiness, and morale of 25 soldiers.



Elijah Doetsch, Co-founder and Chief Financial Officer: Elijah graduated from the University of Iowa in 2017 with a degree in Business Economics. During college, he wrote freelance statistical articles for Fox Sports and worked at the Chicago Board Options Exchange. In 2017, he transitioned to CFO, after serving as the company's Chief Marketing Officer since inception. As CFO, Elijah primarily focuses on leveraging data analytics to support strategic decision making and forecasting. Elijah is also in charge of accounting, budgeting, and resource allocation.



Will Anderson, Co-founder and Chief Operations Officer: Will is graduating from the University of Iowa in December 2017 with degrees in Entrepreneurial Management and Sport and Recreational Management. He has experience working in entrepreneurial environments, having worked with legal and marketing departments with a focus on operations. As COO, his responsibilities include daily operations, business development, logistics, and market analysis as well as strategically planning for long-term growth and monetization.



Grant Goodale, Co-founder and Chief Technology Officer: Grant has over 20 years of experience working as a software engineer and systems architect with world-class teams in both the startup and corporate environments. He successfully built and exited two software companies within the past decade. His ability to effectively manage the product lifecycle within the fast-paced startup environment allows him to focus on building the right technology for FanFood and its customers. Grant has a bachelor's degree in Computer Science from the University of Iowa.



Dustin Hemesath, Co-founder and Chief Strategy Officer: For 13 years, Dustin has worked in leadership roles in retail, operations, and business-to-business (B2B) sales. Over the past five years, he has concentrated on building startups through the lean startup model. At FanFood, he is focused on building sound operations and sales processes. Dustin has a bachelor's degree from Iowa State University.



Brad Curry, Chief Commercial Officer: Brad has spent the better part of two decades working in strategic B2B sales with a focus on long sales cycles and complex contracting. His ability to bring multiple parties to the table to create win-win scenarios for all stakeholders involved has allowed him to develop a successful career in sales and business development.



Alexa Lemmo, Director of Sales: Alexa has over 10 years of experience in business operations, staffing, account management, and experiential marketing. She spent the last four years scaling startups as they experienced hyper growth. As Director of Sales at FanFood, she spends her time managing existing client relationships, building new partnerships and sponsorships, and aligning the company vision with business operations.

Security Type: Crowd SAFE (Simple Agreement for Future Equity)
Round Size: Min: $50,000 **Max:** $300,000
Valuation Cap: $3 million
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd SAFE into shares of a series of non-voting preferred stock, at the price per share of the new preferred stock sold in the equity financing or a valuation cap of $3,000,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE Form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.

PRESS

Chicago Tribune: This Chicago startup lets you order snacks to your seat. Can it compete with entertainment giants?
The Relish: FanFood app is the ultimate fan game day/life hack
SportTechie: San Jose Earthquakes Cut Concessions Line Congestion with FanFood
Des Moines Register: You won't have to stand in line for hot dogs and nachos at Iowa Cubs games anymore
Silicon Prairie News: FanFood offers a concession app for sports fans

[i] http://www.foxbusiness.com/features/2016/07/14/stadiums-struggle-to-satisfy-hungry-fans-oracle-finds.html
[ii] https://www.statista.com/statistics/207458/per-game-attendance-of-major-us-sports-leagues/
[iii] *The Fan Experience: Changing the Game with Food and Beverage*, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016
[iv] Ibid.
[v] https://www.cdw.com/content/cdw/en/articles/networking/2017/08/11/on-the-winning-team-technology-fuels-the-fan-experience.html
[vi] *The Fan Experience: Changing the Game with Food and Beverage*, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016
[vii] http://www.tapin2.co/Services
[viii] https://www.mobilesportsreport.com/2017/09/delivery-of-food-and-beverage-to-all-seats-off-the-menu-at-levis-stadium/
[ix] https://www.lagalaxy.com/post/2017/08/01/la-galaxy-launch-new-mobile-app-enhance-fan-experience-collaboration-globallogic
[x] http://www.venuenext.com/levis-case-study-1
[xi] https://techcrunch.com/2016/10/11/venuenext-raises-15-million-to-take-its-venue-management-app-beyond-u-s-sports-stadiums/
[xii] https://techcrunch.com/2015/06/24/venuenext-raises-9m-to-create-apps-for-stadiums/
[xiii] https://techcrunch.com/2016/10/11/venuenext-raises-15-million-to-take-its-venue-management-app-beyond-u-s-sports-stadiums/
[xiv] http://www.computerweekly.com/news/450423220/Mastercard-outlines-future-digital-payment-platforms-after-improvements-to-Qkr
[xv] https://www.nfcworld.com/2017/02/27/350514/mastercard-adds-bar-tab-feature-qkr-mobile-payments-app/
[xvi] https://www.bypassmobile.com/
[xvii] https://www.bizjournals.com/austin/blog/techflash/2015/01/bypass-mobile-pivots-business-model-raises-5-5m.html
[xviii] https://www.sporttechie.com/sporttechie-startup-profile-series-seatserve-makes-every-seat-a-box-seat/

EXHIBIT C

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

FanFood, Inc.
20 W Kinzie, 17th Floor
Chicago, IL 60654

Ladies and Gentlemen:

The undersigned understands that FanFood, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $300,000.00 of Crowd SAFE (Simple Agreement for Future Equity) Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 18, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on February 12, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) *General.*

 i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

 ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

 iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

 iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) *Information Concerning the Company.*

 i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

 ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

 iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment

advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this

Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Illinois, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	20 W Kinzie, 17th Floor, Chicago, IL 60654 Attention: Carson Goodale
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

FanFood, Inc.
By_____ Name: Title:

EXHIBIT D

Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

FANFOOD INC

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Fanfood Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $3,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) __**Equity Financing**__.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the applicable Conversion Price; or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the Safe Price (either the Conversion Price or the Safe Price, as applicable, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) __**Liquidity Event**__.

(i) If there is a Liquidity Event before the termination of this instrument and before

any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Conversion Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all

outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)	No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)	The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)	The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)	The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)	The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)	The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)	The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period.

The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued

pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Illinois, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, Illinois. Except as may be required by law

or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

FANFOOD INC

By: _____

     Name: Carson Goodale

     Title: CEO

Address:

     20 W Kinzie, 17th Floor

     Chicago, IL 60654

Email: carson@fanfoodapp.com

INVESTOR:

By: _____

     Name:_____

Address:_____

_____

Email:_____

EXHIBIT E
Pitch Deck






FANFOOD

#DONTMISSTHEBIGPLAY

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

FANFOOD BRINGS A LUXURY EXPERIENCE TO THE AVERAGE FAN







#DONTMISSTHEBIGPLAY


THE
AH-HA MOMENT
FANFOOD


I MISSED THE ODELL BECKHAM CATCH!
FANFOOD


FANS MISS
THE BIG PLAY
OPENING SERIES
SYDNEY AUSTRALIA 2014
FANFOOD

THE
PROBLEM


FANFOOD



30 min

average wait
time in the US

64% OF FANS WOULD PROBABLY OR DEFINITELY USE A **MOBILE ORDERING APP** IF THEY HAD THE OPTION.

Source: *The Fan Experience: Changing the Game with Food and Beverage*, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016

CONCESSIONS LOSE SALES

% 45% percent of fans abandoned concession lines....

FANFOOD

Source: *The Fan Experience: Changing the Game with Food and Beverage*, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016

THE
SOLUTION
STADIUM







FANFOOD

DELIVERY

EXPRESS PICKUP



- FAN FRIENDLY SIGN-UP
- BRANDED DESIGN & FUNCTIONALITY
- PLACE ORDER IN LESS THAN A MINUTE
- SECURE PAYMENTS THROUGH STRIPE®
- PUSH NOTIFICATIONS













4:21PM
West Entrance Concessions
Food
Drinks
Combos
Cheeseburger
$8.00
Chicken Sandwich
$8.50
Hot Dog
$3.50
Cheese Nachos
$5.00
Pizza Slice
$4.00
Wings
My Bag
Cheeseburger
Payment Details
Name on card
Card Number
MM / YY
CVC
Save this card
Pay $22.56
Total
$22.56
Place Order

FANFOOD

HOW IT WORKS



fan → fulfillment technology → concession vendor → runner

ADMIN PORTAL



- IMPROVE THE FAN EXPERIENCE
- INCREASE FOOD & BEVERAGE REVENUES
- STAND ALONE SYSTEM OR POS INTEGRATION
- LIVE REPORTING DATA ANALYTICS
- FLEXIBLE DEPLOYMENTS & COSTING MODELS











Hien's Venue
DASHBOARD
VENUE DASHBOARD
$ 0.00
Total Revenue
0
Total Orders
$ 0.00
Average Order Amt
+ 0
New Users today
TITLE ORDER
OVERVIEW
No. of Orders
Top Selling
Top Categories
Top Concession Store
Product Name
Sold
No data available

RUNNER APP

ORDER FULFILLMENT MANAGEMENT

DELIVERY STATUS UPDATES

ORDER HISTORY FOR RUNNERS







Kinnick Stadium
all orders
my orders
Order #12345
grab
Order #12346
grab
Order #12347
grab
Order #12348
grab
Order #12348
grab
No more orders
© FanFood App 2017

Order #12345
James B.
Jan 7th at 4:15 p.m.
West Entrance Concession:
Cheeseburger
Cheese Nachos
Deliver to:
James B.
Sec: 107
Row: 53
Seat: 3
call customer
Completed Pick Up >>

FANFOOD

CURRENT VENUE PARTNERS















EARTHQUAKES
ICUBS
AUSTIN360
CIRCUIT OF AMERICAS
JIMMY CLAY / ROY KIZER GOLF COURSE
CIRCUIT OF AMERICAS

CURRENT FOOD SERVICE PARTNERS



1st FOOD SERVICE PARTNER
Austin, TX



SPECTRA
BY COMCAST SPECTACOR

140+ Client Venues[1]



Centerplate
Making It Better To Be There Since 1929.™

300+ VENUES
115 MILLION GUESTS[2]



1. http://www.spectraexperiences.com/food/
2. http://www.centerplate.com/about/



FANFOOD'S UNIQUE POSITION

STADIUM

STADIUM

FANFOOD

FANFOOD

FANFOOD

FANFOOD

FANFOOD

STADIUM

CONCESSION VENDOR

• • •



Carson Goodale
Chief Executive Officer



Grant Goodale
Chief Technology Officer



Dustin Hemesath
Chief Strategy Officer



Will Anderson
Chief Operations Officer



Elijah Doetsch
Chief Financial Officer



Brad Curry
Chief Commercial Officer



Alexa Lemmo
Director of Sales



FANFOOD

"Using you guys at the Future show last night was awesome!"

 SEBASTIAN, Austin 360 Concert Goer

"These guys are winners! Can't recommend them enough!"

 TOM, COO Of Circuit Of Americas

"One of the top 50 most innovative sports tech companies in the world"

HYPE FOUNDATION [*]

 FANFOOD

*http://magazine-site.hype-foundation.org/2017/?mc_cid=e637c6c32e&mc_eid=94608e059f#p=20

AWARDS



HEROES to CEOS
($25K)



State of Iowa Grant
($25K)

MEDIA









Entrepreneur

Chicago Tribune

TOP 50 MOST INNOVATIVE 2017

HYPE Global SPORT INNOVATION

Google Developers Microsoft TEAM sky

SportTechie

The Des Moines Register
PART OF THE USA TODAY NETWORK

IOWANow

BUNKER LABS

SILICON PRAIRIE NEWS

CBJ
Corridor Business Journal






FANFOOD

#DONTMISSTHEBIGPLAY

EXHIBIT F
Video Transcript

NON-AUDIO TEXT

0:02: THIS APP IS CHANGING THE WAY WE ENJOY EVENTS

0:06: NOTHING IS MORE FRUSTRATING THAN MISSING THE BIG PLAY BECAUSE

0:10: YOU WERE STUCK WAITING IN LINE FOR A HOTDOG AND BEER

0:14: FANFOOD COMBINES IN-HOME COMFORT & STADIUM CONVENIENCE

0:22: FANFOOD IS A MOBILE CONCESSION APP MAKING ORDERING

0:26: FOOD AND DRINKS EASY & HASSLE FREE

0:29: GET IT DELIVERED TO YOUR SEAT

0:32: OR SKIP THE LINES

0:37: SIMPLE TO USE

0:40: TRACK YOUR ORDER

0:46: GIVES YOU MORE TIME FOR THE SHOW OR GAME

0:53: ONE OF THE TOP INNOVATIVE SPORT TECH APPS IN THE WORLD (HYPE FOUNDATION)

1:00: COMING TO A STADIUM NEAR YOU